Exhibit (c)(4)
PRESENTATION TO THE SPECIAL COMMITTEE: RECAPITALIZATION DISCUSSION MATERIALS CONFIDENTIAL 12 OCTOBER 2005

Projected Operating Performance - Management Case ($ in millions) iPayment has historically produced a high level of free cash flow Over the next five years, under the management case (no acquisitions), the Company is projected to generate in excess of $260 million after debt repayment 1

Historical Acquisitions - Cash Consideration ($ in millions) Excluding the FDC portfolios, iPayment has acquired seven companies over the last four years for a total of $88.7 million (or an average of $22.2 million spent on acquisitions per year) 2

Bank Proposals - Key Observations In September, JPMorgan and Bank of America separately gave presentations to Lazard regarding a potential recapitalization transaction JPMorgan: three scenarios ranging from 3.5x (all bank debt) to 5.0x (bank and high-yield debt) Bank of America: two scenarios of 4.25x and 5.0x On October 4th, both institutions made a similar presentation to a subset of the Special Committee Both banks were highly confident in the Company's ability to borrow in the bank markets and distribute a meaningful dividend (or share buy-back) Key considerations included size of dividend/share repurchase, impact on EPS, pro forma growth rate, and flexibility for additional acquisitions Although there were few precedents, both presented historical analysis of impact to share price and P/E with a stock buyback/dividend JPMorgan: Median share price change was positive but small Bank of America: Median P/E contraction for a levered special dividend was 3.6% Must consider the impact of assuming high leverage relative to a non-leveraged peer group, offset by a dramatic increase in pro forma EPS growth rate 3

Indicative Senior Debt Terms - 3.0x Scenario 4 Source: JPMorgan Presentation, September 2005. $318 million of Senior Debt

Proposed Recapitalization Transaction ($ in millions, except per share amount) 5 Assumes each option holder's strike price is reduced by value of special dividend. Alternatively, company may elect to make cash payment to option holders. Based on 17.7 million shares. Based on 3.4 million shares owned by senior management.

Acquisition Capacity ($ in millions) 6 Assumes 3.5x maximum EBITDA leverage for iPayment and target Assumes acquisition multiple of 6.0x EBITDA

Pro Forma EPS Growth Rate 7 A recapitalization will significantly increase reported EPS growth over the next five years (a) Diluted shares increased to reflect impact of lower strike price on diluted shares outstanding. (b) Assumes a purchase price of $41 per share, a 10% premium to current share price.

Estimated Value to Shareholders - Dividend 8 (a) Assumes 3.6% P/E contraction with levered special dividend (as per Bank of America presentation).

Estimated Value to Shareholders - Share Repurchase 9 (a) For illustrative purposes, assumes 3.6% P/E contraction comparable to levered special dividend (as per Bank of America presentation).

Peer Group Analysis 10

Appendix 11

Estimated Value to Shareholders - Sensitivity on P/E 12

Pro Forma Free Cash Flow ($ in millions) 13 Reflects performance under management case.